MID-CONTINENT SECURITIES ADVISORS, LTD.
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Net Capital:		
Partners' capital from statement of financial condition	$	695,297
Nonallowable assets		(333,129)
Net capital before haircuts		362,168
Haircuts		-
NET CAPITAL	$	362,168
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	23,280
Minimum dollar net capital requirement		25,000
Excess capital		337,168
Net capital less 120% of minimum dollar net capital requirement	$	332,168
Ratio:		
Aggregate indebtedness to net capital		96%
Ratio of subordinated indebtedness to debt/equity total		-

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2015 previously filed by Mid-Continent Securities Advisors, Ltd. on Form X-17A-5.

See Independent Auditor's Report.